Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

July 13, 2011

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:           202-772-9349

Re: Solarflex Corp.
Registration Statement on Form S-1 - Amendment No. 2
File No. 333-168068
Originally Filed July 12, 2010

Dear Mr. Mancuso:

Solarflex Corp. (“Solarflex”) acknowledges receipt of the letter dated December 17, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Second Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Solarflex is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

Form S-1 Facing Page

1.
We note your statement that you intend to commence the sale of your securities within one month after your registration statements is effective. Please provide us your analysis of how you are eligible to delay your offering consistent with Rule 415.

Response:        Revised.  We have revised the S-1 facing page to state that we plan to commence the proposed sale of our common stock to the public as soon as the S-1 becomes effective.  Please see the Second Amended Draft.

Prospectus Cover Page

2.
We note your response to prior comment 3 that you determined the offering price "to a large extent arbitrarily." Because a determination can be either arbitrary or not, please revise your disclosure here and in the Determination of Offering Price section to clarify whether the determination was arbitrary.

Response:        Revised.  We have revised the Prospectus cover page and page 14 of the document to delete "to a large extent” from the Amended Draft.  Please see the Second Amended Draft.

3.
We note your revised disclosure in response to prior comment 5. Please expand the cover page to disclose the date the offering will end. In this regard, please note that prior comment 5 asked for you to disclose a date, not merely a time period from which investors must calculate the date.

Response:        We do not know the date that the offering will end since the expiration of our offering is linked to the effective date of the registration statement.  Pursuant to Item 502 of Regulation S-K, we will include the expiration date in any copy of the prospectus that we may file pursuant to Rule 424(b) under the Securities Act.

Our company

4.
We note your response to prior comment 9. Where you retain references in the summary disclosure to the "improvement in efficiency" or "lower cost" of your technology, please revise to clarify the product or technology against which you are comparing your technology.

Response:        Revised.  We have revised the disclosure on page 5 of the document to state that we believe that a product based on our technology will be able to achieve up to a 30% efficiency improvement compared to existing solar photovoltaic elements based on thin film technologies manufactured by First Solar and GE.  In addition, we believe that use of our technology will enable a manufacturer to achieve up to a fifteen to twenty percent reduction in costs.  Please see the Second Amended Draft.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

If we are unable to obtain funding for development of a valid prototype, page 9

5.
We note your response to prior comment 17. Please tell us, with a view to disclosure, whether the $18,500 in net proceeds mentioned in this risk factor represents the "required substantial additional capital" mentioned in the second risk factor on page 9 that will be needed to "arrange for the marketing and sale of [y]our product" following development of a prototype. If substantial additional capital is required in excess of the $18,500 in net proceeds for this purpose, then revise to quantify the required "substantial additional capital" in the second risk factor on page 9.

Response:        Revised.  We have revised Risk Factor No. 5 on page 9 of the document to clarify that even after we bring our product to market we will need to raise additional capital to fund our activities until we actually generate revenues.  Please see the Second Amended Draft.

We do not have sufficient cash to fund our operating expenses, page 9

6.
We note your revised disclosure in response to prior comment 18 that your directors have committed to loan you in the aggregate up to $10,000 to cover your costs to comply with the federal securities laws over the next twelve months. Please disclose the material terms of the commitments and file the documents, if any, evidencing the commitments as exhibits to the registration statement.  Please also revise the appropriate sections of your document to describe the material terms of these commitments.

Response:  Revised.  We have filed the document evidencing the commitment of our Directors to loan us in the aggregate up to $20,000 to cover our costs to comply with the federal securities laws over the next twelve months as an exhibit to the registration statement, and we have disclosed the material terms of this commitment in the document.  Please see the Second Amended Draft.

We are a small company with limited resources, page 10

7.
We note the revision made in response to prior comment 19; however, your revised disclosure continues to mitigate the risk described in this risk factor. Therefore, we reissue prior comment 19 to eliminate the mitigating language.

Response:        Revised.  We have further revised Risk Factor No. 10 in accordance with your comments to delete the mitigating risk language in the second sentence.  Please see the Second Amended Draft.

We may be subject to intellectual property litigation, page 12

8.	Please clarify why you do not know whether existing patents prohibit or limit your ability to develop and market your potential product.

Response:        Revised.  We have revised Risk Factor No. 17 to delete the sentence referring to an absence of knowledge as to whether existing patents prohibit or limit our ability to develop and market our potential product.  Please see the Second Amended Draft.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

9.	We note that you describe your potential product here as an "adapter". In an appropriate section of your document, please clarify how the product functions as an adapter.

Response:  Revised.  We have revised Risk Factor No. 17 to refer to our potential product as our solar photovoltaic element.  Please see the Second Amended Draft.

State securities laws may limit secondary trading, page 15

10.
We note your response to prior comment 25. However, it is unclear why you now refer in the second sentence of this risk factor to securities “to be resold by selling stockholders under this registration statement."

Response:        Revised.  We have revised Risk Factor No. 28 (previously Risk Factor No. 27) to remove the reference to securities “to be resold by selling stockholders under this registration statement.”  Please see the Second Amended Draft.

You will experience an immediate and substantial dilution, page 15

11.
We note your response to prior comment 14.  Please tell us with specificity where you revised the disclosure to compare the offering price per share with the weighted average price per share paid by your existing shareholders in February 2010.

Response:        Revised.  We have revised the first paragraph of the Dilution section on page 17 of the document to include additional disclosure comparing the offering price per share with the weighted average price per share paid by our existing shareholders in February 2010. Please see the Second Amended Draft.

Use of Proceeds, page 16

12.	Regarding your response to prior comment 26:
▪	Add a table to set forth clearly the principal purposes for which the net proceeds to the registrant are intended to be used and the approximate amount intended to be used for each such purpose.
▪	Disclose the purposes and uses at each of the ranges of proceeds mentioned on page 23.

Response:  Revised.

•           We have revised page 16 of the document to include a table clearly setting forth the principal purposes for which the net proceeds to the registrant are intended to be used and the approximate amount intended to be used for each such purpose.

•           We have revised page 23 of the document to include additional disclosure regarding the purposes and uses of the net proceeds at each of the ranges of proceeds mentioned on this page.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

Please see the Second Amended Draft.

Determination of Offering Price, page 16

13.
We note your response to prior comment 28. Please reconcile your statement that no valuation or appraisal has been prepared with your reference to “management's valuation" in the penultimate risk factor on page 14. Provide us a copy of any valuation analysis.

Response:  Revised.  Since no valuation analysis has been prepared on behalf of the Company, we have revised Risk Factor No. 26 on page 14 to delete the reference to “management’s valuation.”  Please see the Second Amended Draft.

Dilution, page 17

14.
We note your response to prior comment 30; however, we do not see where you have provided the tangible book value per share before the offering as required by Item 506 of Regulation S-K. Specifically, we note that the tangible book value per share presented here is adjusted to include the effects of the proposed offering. Therefore, we reissue our prior comment.

Response:        Revised.  We have revised the Dilution section on page 17 of the document to expand the disclosure of dilution as requested.  Please see the Second Amended Draft.

15.
We note your response to prior comment 30; however, the disclosure on page 31 concerning the public contribution does not include the dilution that would occur at each range mentioned in the last paragraph on page 17. Therefore, we reissue the first sentence of prior comment 31.

Response:        Revised. We have expanded the tables on page 17 of the document to provide additional disclosure regarding the dilution per share that would occur at each range mentioned in the last paragraph on page 17 of the document.  Please see the Second Amended Draft.

16.
We note that your historical net tangible book value includes consideration of $25,000 of deferred offering costs. Please explain to us why you believe these are tangible assets that should be included in the calculation.

Response:        Revised.  We have extracted the deferred offering costs from the consideration of the historical net tangible book value.  Please see the Second Amended Draft.

Photovoltaic Element Technology, page 19

17.	We note your response to prior comment 37. Given that you disclose that you have yet to develop a prototype, please clarify what was involved in designing and patenting the technology to date.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

Response:        Revised.  We were not involved in designing and patenting the technology since we purchased the rights to the technology after the patent application had been filed.   We have revised page 19 of the document to clarify that our review of the existing patents in the field took place after the patent application for our technology had already been filed.  Please see the Second Amended Draft.

Plan of Operation, page 22

18.	We note your response to prior comment 43. Please disclose the cost to develop and produce a prototype.

Response:  Revised.  We have revised the Plan of Operation section of the document to clarify that the estimated cost to develop and produce the prototype is $14,000, which include $10,500 in technology development and engineering costs and $3,500 for the manufacture of the prototype.  Please see the Second Amended Draft.

Directors and Executive Officers, page 26

19.
We note your response to prior comment 46. Please expand your disclosure to address specifically how Mr. Kaktinieks was “involved in obtaining funding for projects and companies from several European Union funding initiatives from 2004 through 2010."

Response:  Revised.  We have revised page 26 of the document to include additional disclosure regarding Mr. Kaktinieks' involvement in obtaining funding for projects and companies from several European Union funding initiatives from 2004 through 2010.  Please see the Second Amended Draft.

Certain Relationships and Related Transactions, page 29

20.	We note your response to prior comment 48. Please disclose the portion of the $29,915 loan mentioned in the last paragraph that came from each of your directors.

Response:  Revised.  We have revised page 29 of the document to disclose that as of March 31, 2011, Mr. Rogov provided $21,168.50 and Mr. Kaktinieks provided $21,168.50 of the working capital advances totaling $42,337 which the Company received from its two Directors.  Please see the Second Amended Draft.

Our Common Stock, page 31

21.	Please tell us about when you can make calls and assessments on your stock as mentioned in Article X Section 6 of exhibit 3.2 to your registration statement.

Response:  The shares to be issued pursuant to the Registration Statement, when paid for in full, will be non assessable.  However, if our shares are issued by us prior to payment in full then pursuant to Section 164 of the Delaware General Corporations Law, the Directors of a Delaware corporation may collect the amount of any such installment or call or any balance thereof remaining unpaid, from the said stockholder by an action at law.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

Section 15(G) of the Exchange Act, page 34

22.	Please provide us the authority which you believe provides the exemptions that you cite in the second sentence.

Response:  Revised.  We have revised page 34 of the document to amend our description of Section 15(G) of the Exchange Act.  Please see the Second Amended Draft.

Indemnification for Securities Act Liabilities, page 34

23.
Please tell us which section of your Certificate of Incorporation you are describing in the first sentence of this section of this section. Also, tell us why this section does not describe Article XII of your bylaws.

Response:  Revised.  We have revised page 34 of the document to delete the description of the Company’s Certificate of Incorporation and have inserted instead a description of Article XII of the Company’s bylaws.  Please see the Second Amended Draft.

Exhibits

24.	Please note that the text of your exhibits should not be presented as a graphic or image file. See the last sentence of Regulation S-T Item 304(e). Please re-file your exhibits accordingly.

Response:  Revised.  We have re-filed the actual exhibits attached to the Company’s Form S-1 to conform to Regulation S-T 304(e).  Please see the revised exhibits to the Second Amended Draft.

Exhibit 99.1

25.
We note your response to prior comment 59. Please provide us your analysis of how the representations that you are requiring investors to make when they sign the agreement you filed as exhibit 99.1 are consistent with Section 14 of the Exchange Act.

Response:  Revised.  We have further revised the subscription agreement that will be provided to the investors who will purchase the shares from us pursuant to the Staff’s prior comment 59.  Please see the revised Exhibit 99.1 to the Second Amended Draft.

*        *        *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact at Tel: 1-800-878-5756.

Sincerely,
Sergei Rogov, President
Solarflex Corp.

Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan  52506
ISRAEL
Tel: 972-3-753-9888

VIA EDGAR
cc:	Tom Jones, Examiner, Division of Corporation Finance, Securities and Exchange Commission - Edgar